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VIA EDGAR	May 14, 2015

Re:	Polymer Group, Inc. and other registrants
Registration Statement on Form S-4

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Polymer Group, Inc., a Delaware corporation (the “Issuer”), and certain subsidiaries of the Issuer ( the “Guarantors” and together with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offer to exchange an aggregate principal amount of up to $210,000,000 of the Issuer’s 6.875% Senior Notes due 2019, guaranteed by the Guarantors, that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Issuer’s 6.875% Senior Notes due 2019, guaranteed by the Guarantors, that were originally offered and sold in June 2014 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”). The S-4 Registration Statement reflects, to the extent practicable, updated disclosure in response to the comment letter from the staff of the Commission, dated March 12, 2015, to PGI Specialty Materials, Inc. an indirect parent entity of the Issuer (the “Parent”), regarding the Parent’s Registration Statement on Form S-1 (File No. 333-201995).

The filing fee for the S-4 Registration Statement in the aggregate amount of $24,402.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Igor Fert at (212) 455-2255 or Katerina Kousoula at (212) 455-3151.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP